Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
AT&T Yellow Pages
NEWS March 8, 2006
Planned BellSouth acquisition would bring together two strong directory companies
The planned acquisition of BellSouth by AT&T will merge two solid, well-run companies with complementary strengths to create a more efficient, effective and capable provider of wireless, video, broadband, data, telephone and directory services.
Both companies have large and successful directory businesses. Following successful integration, the combined directory businesses owned by AT&T would be larger and more capable of achieving advantages of scale and scope with their operations. And that would ultimately be better for both customers and employees.
BellSouth’s region for print directories includes Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee. The company publishes about 500 directory titles. AT&T Yellow Pages publishes more than 700 titles in 13 states. Combined, the businesses would be responsible for publishing about 1,200 titles in 22 states.
“Our directory companies have a proven ability to work well together as seen by our Internet Yellow Pages joint venture, YELLOWPAGES.COM,” said Dennis Payne, CEO of AT&T Yellow Pages. “Together, we quickly and successfully built that operation to become the No. 1 Internet Yellow Pages network in the country. Our companies have a lot in common and this merger is a logical step in the industry’s development.”
The announced merger is subject to regulatory and legal approvals, but AT&T is optimistic that the merger approvals could be obtained and the deal closed within about 12 months. Following merger approvals, the new AT&T Yellow Pages businesses will have larger scale that enables efficiencies. Other key benefits will include developing sales, marketing and operational best practices based on each company’s experience and strengths. “The result will be more effective businesses with a goal of serving customers better than ever across a broader footprint,” Payne said.

Integration planning for the merger of the directory companies will be mainly a headquarters function, so it should not distract field operations. “For all of us at AT&T Yellow Pages, the most important thing to do now is stay focused on flawless execution and on serving our customers — and meeting our objectives for 2006,” Payne said. Payne also urged employees to avoid speculating about possible changes as a result of the merger activities, and to avoid discussions with counterparts in BellSouth Advertising and Publishing. Our companies are separate entities and cannot share information outside of the controlled merger processes.
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Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and are subject to significant risks and uncertainties outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). AT&T is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.sbc.com/att.investor.relations.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.
© 2006 AT&T Knowledge Ventures. All rights reserved. Subsidiaries and affiliates of AT&T Inc. provide products and services under the AT&T brand.
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